12/10/2002

02053087

VF 12-6-02

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

NOV 29 2002 WASH. D.C. 180 SECTION

SEC FILE NUMBER
8- 51004

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2001 (MM/DD/YY) AND ENDING 09/30/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SWIFT TRADE SECURITIES USA INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

443 UNIVERSITY AVENUE - 3RD FLOOR
(No. and Street)

TORONTO (City) ONTARIO (State) CANADA M5G 2H6 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MR. JOSEPH IANNI 416-351-7667
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

COOPER GREEN + WARREN LLP
(Name – *if individual, state last, first, middle name*)

PROCESSED
DEC 13 2002
THOMSON FINANCIAL

1370 DON MILLS RD, STE 100, TORONTO, ONTARIO CANADA M3B 3N7
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions. CHARTERED ACCOUNTANTS IN CANADA Public ACCOUNTANT LICENCED

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

12/12

OATH OR AFFIRMATION

WE ~~I~~, COOPER GREEN + WARREN LLP, swear (or affirm) that, to the best of OUR ~~my~~ knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SWIFT TRADE SECURITIES USA INC., as of SEPTEMBER 30, 2007, PRESENT FAIRLY ~~are true and correct~~. WE ~~I~~ further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: TO THE BEST OF MY KNOWLEDGE

Signature

PARTNER

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COOPER GREEN & WARREN LLP

CHARTERED ACCOUNTANTS

1370 Don Mills Road, Suite 100, Toronto, Ontario M3B 3N7 Tel. (416) 510-1777 Fax (416) 510-1709
Represented in USA by Brock, Schechter & Polakoff CPA's - Buffalo, New York

November 26, 2002

NASD Regulation Inc.
Systems Support
9509 Key West Avenue
3rd Floor
Rockville, MD 20850
Attention: Sherry Lawrence

Dear Ms. Lawrence:

Re: Swift Trade Securities USA Inc.

In connection with the reconciliation between the audited financial statements (AFS) and the company prepared financial statements (CPFS) at September 30, 2002, we submit the following reconciliations in US dollars:

Total Ownership Equity - per CPFS - per Focus Report	$ 1,083,940
Total Ownership Equity - per AFS - per revised Focus Report	1,057,502
Differences - per below	$ (26,438)
Differences in Total Ownership Equity	
Year End adjustments	
- decrease income tax provision	$ 2,405
- increase in expenses (additional accounts payable)	(28,843)
Net Difference	$ (26,438)

Further, we confirm to the best of our knowledge that Swift Trade Securities USA Inc., is a fully disclosed broker-dealer and does not carry customer accounts, balances or securities on its books. Consequently, the company is exempt from the Customer Protection Rule under Rule K(2)(ii).

With regard to the matter of US GAAP, to the best of our knowledge the September 30, 2002 audited financial statements are in accordance with US standards.

Yours very truly,
COOPER GREEN & WARREN LLP

John B. Warren, B.A., C.A.

COOPER GREEN & WARREN LLP
CHARTERED ACCOUNTANTS

1370 Don Mills Road, Suite 100 Toronto, Ontario M3B 3N7 Tel. (416) 510-1777 Fax (416) 510-1709
Represented in USA by Brock, Schechter & Polakoff CPA's - Buffalo, New York

November 25, 2002

NASD
260 FranklinStreet
Suite 1600
Boston, MA
02110
Attention: Mr. Frank Katopoulos

Dear Mr. Katopoulos:

Re: Swift Trade Securities USA Inc.

In connection with the year end audit for the year ended September 30, 2002, we wish to report that we found no material inadequacies in the audit.

Yours very truly,
COOPER GREEN & WARREN, LLP

John B. Warren, B.A.,C.A.

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		1,057,502 [3480]
2.	Deduct ownership equity not allowable for Net Capital		[3490]
3.	Total ownership equity qualified for Net Capital		1,057,502 [3500]
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		0 [3520]
	B. Other (deductions) or allowable credits (List)		
	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities		1,057,502 [3530]
6.	Deductions and/or charges:		
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	625,357 [3540]	
	B. Secured demand note deficiency	[3590]	
	C. Commodity futures contracts and spot commodities - proprietary capital charges	[3600]	
	D. Other deductions and/or charges	[3610]	-625,357 [3620]
7.	Other additions and/or credits (List)		
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions		432,145 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
	A. Contractual securities commitments	[3660]	
	B. Subordinated securities borrowings	[3670]	
	C. Trading and investment securities:		
	1. Exempted securities	[3735]	
	2. Debt securities	[3733]	
	3. Options	[3730]	
	4. Other securities	[3734]	

D.	Undue Concentration		[3650]	
E.	Other (List)			
		CDN$ 91180 * 6% [3736A]	5,470 [3736B]	
		Excess Fid Bond Deduct [3736C]	3,160 [3736D]	
		[3736E]	[3736F]	
			8,630 [3736]	-8,630 [3740]
10.	Net Capital			423,515 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	117,696 [3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	100,000 [3758]
13.	Net capital requirement (greater of line 11 or 12)	117,696 [3760]
14.	Excess net capital (line 10 less 13)	305,819 [3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	246,970 [3780]

SWIFT TRADE SECURITIES USA INC.

- NON-CONSOLIDATED FINANCIAL STATEMENTS -

SEPTEMBER 30, 2002

COOPER GREEN & WARREN LLP - CHARTERED ACCOUNTANTS

AUDITORS' REPORT

To The Shareholders of
Swift Trade Securities USA Inc.

We have audited the non-consolidated balance sheet of Swift Trade Securities USA Inc. as at September 30, 2002 and the non-consolidated statements of income, retained earnings and cash flows for the year then ended. These non-consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these non-consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentations.

In our opinion, these non-consolidated financial statements present fairly, in all material respects, the financial position of the company as at September 30, 2002 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

Cooper Green & Warren LLP

COOPER GREEN & WARREN LLP
Chartered Accountants

Toronto, Ontario
November 11, 2002

SWIFT TRADE SECURITIES USA INC.

NON-CONSOLIDATED BALANCE SHEET

AS AT SEPTEMBER 30, 2002

ASSETS

	2002	2001
CURRENT		
Cash	$ 1,507,931	$ 984,778
Accounts receivable	1,969,749	370,948
Loan receivable - related corporation (Note 8)	48,000	-
Sundry receivables	10,707	18,793
Prepaid expenses	10,761	10,734
	3,547,148	1,385,253
INVESTMENT IN SHARES (Note 3)	52,381	52,248
LEASEHOLD IMPROVEMENTS (Notes 2(b) and 4)	57,779	76,863
CONTINGENCY TRUST FUNDS (Note 5)	10,000	35,000
LOAN RECEIVABLE - subsidiary (Note 6)	300,000	300,000
INVESTMENT IN SHARES - subsidiary (Note 7)	500,000	500,000
DEPOSIT WITH CLEARING HOUSE	-	31,729
	$ 4,467,308	$ 2,381,093

See notes to financial statements

APPROVED ON BEHALF OF THE BOARD:

Director

Director

See Auditor's Report attached dated November 11, 2002.

SWIFT TRADE SECURITIES USA INC.

NON-CONSOLIDATED BALANCE SHEET

AS AT SEPTEMBER 30, 2002

LIABILITIES

	2002	2001
CURRENT		
Accounts payable	$ 2,694,048	$ 955,145
Income tax	99,763	68,240
TOTAL LIABILITIES	2,793,811	1,023,385

SHAREHOLDERS' EQUITY

	2002	2001
CAPITAL STOCK		
Authorized		
Unlimited Common shares		
Issued		
300 Common shares	215,000	215,000
RETAINED EARNINGS, per attached statement	1,458,497	1,142,708
	1,673,497	1,357,708
	$ 4,467,308	$ 2,381,093

See notes to financial statements

See Auditors' Report dated November 11, 2002.

NON-CONSOLIDATED STATEMENT OF INCOME AND RETAINED EARNINGS

FOR THE YEAR ENDED SEPTEMBER 30, 2002

	2002	2001
REVENUE (Note 8)	$ 21,780,550	$ 18,579,164
EXPENSES		
Clearing, network and computer expense	14,710,690	8,934,080
Reimbursement of expenses (Note 8)	5,061,964	-
Branch payouts	1,442,620	5,584,332
Food and catering	119,491	174,876
Professional fees	68,813	751,051
Travel and entertainment	59,481	104,951
Professional development (Note 8)	36,004	41,002
Loss on foreign exchange (Note 2(a))	29,436	-
Employer health tax	25,777	-
Office and miscellaneous	23,023	77,228
Insurance	19,241	51,444
Telephone	14,632	46,851
Courier and postage	12,878	17,607
Maintenance	9,717	25,064
Rent (Note 8)	6,500	620,871
Donations	4,500	39,220
Advertising	4,239	144,180
Bank charges	2,793	5,917
Books	2,368	4,539
Dues, subscriptions and fees	2,258	58,125
Interest expense	884	-
Equipment rental	544	476,108
Wages	-	1,117,195
Management salary and fees (repaid) (Note 9)	(227,957)	1,004,514
	21,429,896	19,279,155
INCOME (LOSS) BEFORE AMORTIZATION AND INCOME TAXES	350,654	(699,991)
Amortization (Note 2(b) and 4)	23,819	20,471
INCOME (LOSS) BEFORE INCOME TAXES	326,835	(720,462)
Income taxes (recovered)	11,046	(282,849)
NET INCOME (LOSS) FOR YEAR	315,789	(437,613)
RETAINED EARNINGS, beginning of year	1,142,708	1,580,321
RETAINED EARNINGS, end of year	$ 1,458,497	$ 1,142,708

See notes to financial statements

SWIFT TRADE SECURITIES USA INC.

NON-CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED SEPTEMBER 30, 2002

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss) for year	$ 315,789	$ (437,613)
Amortization of leasehold improvements (Notes 2(b) and 4)	23,819	20,471
Changes in non-cash working capital		
Decrease (Increase) in accounts receivable	(1,598,801)	1,265,468
Increase in loan receivable to related corporation (Note 8)	(48,000)	-
Increase (decrease) in accounts payable	1,738,903	(472,418)
Decrease (increase) in sundry receivable	8,086	(18,793)
Decrease (increase) in prepaid expenses	(27)	4,452
Increase (decrease) in income taxes	31,523	(1,032,849)
	471,292	(671,282)
CASH FLOWS FROM INVESTING ACTIVITIES		
Investment in shares	(133)	(52,248)
Purchase of leasehold improvements (Notes 2(b) and 4)	(4,735)	(33,246)
Decrease in loans receivable	-	126,053
Investment in shares in subsidiary (Note 7)	-	(500,000)
Decrease in deposit with clearing house	31,729	359,031
Increase in loan receivable - subsidiary (Note 6)	-	(300,000)
	26,861	(400,410)
CASH FLOWS FROM FINANCING ACTIVITIES		
Decrease in shareholders' loans	-	43,535
Decrease in contingency trust funds (Note 5)	25,000	-
	25,000	43,535
INCREASE (DECREASE) IN CASH FOR YEAR	523,153	(1,115,227)
CASH, beginning of year	984,778	2,100,005
CASH, end of year	$ 1,507,931	$ 984,778

See notes to financial statements

1. DESCRIPTION OF BUSINESS

Swift Trade Securities USA Inc. (the "Company") is licensed by the Ontario, British Columbia, Quebec and Manitoba Securities Commissions as a securities dealer as well as a member of the National Association of Security Dealers. The company acts as a jitney broker to execute US trades for Swift Trade Securities Inc.

2. SIGNIFICANT ACCOUNTING POLICIES

The company's financial statements are prepared in accordance with accounting principles generally accepted in Canada. The significant accounting policies are as follows:

(a) Translation of Foreign Currencies
Monetary assets and liabilities denominated in foreign currencies are translated to Canadian dollars at the year-end rates of exchange. Revenue and expenses are translated at rates in effect at the dates of the transactions.

(b) Leasehold Improvements
Leasehold improvements are carried at cost less amortization. Amortization is calculated using the straight-line method at the rate of 20% per annum.

(c) Revenue Recognition
Revenue is recognized on the date of the transaction.

(d) Financial Instruments
The carrying amounts reported in the balance sheet for accounts receivable, loan and sundry receivables, investment in shares, income taxes and accounts payable approximate fair values due to the short-term maturity of those instruments. The carrying value of the contingency fund and loan receivable from subsidiary approximate fair value because they bear interest at current market rate.

(e) Use of Estimates
Financial statements prepared in conformity with Canadian general accepted accounting principles require management to make estimates and assumptions about reported assets and liabilities, disclosure of contingent assets and liabilities and reported amounts of revenues and expenses. Management also makes estimates and judgements about future results of operations related to specific elements of the business in assessing recoverability of assets and recorded values of liabilities. Actual results could differ from those estimates.

3. INVESTMENT IN SHARES

The cost method is used in accounting for the marketable securities held for long term investment purposes. The market value of the shares approximates the book value.

4. LEASEHOLD IMPROVEMENTS

The balance of leasehold improvements is made up as follows:

2002			2001
Cost	Accumulated Amortization	Net Book Value	Net Book Value
$ 120,389	$ 62,610	$ 57,779	$ 76,863

5. CONTINGENCY TRUST FUNDS

The company invested $10,000 as a condition for receiving operating licenses from the Ontario Securities Commissions. The amount is invested in term deposits earning between 3%-4% per annum which matures annually. On maturity the principal and interest are reinvested at prevailing rates as long as the licenses are in place.

6. LOAN RECEIVABLE - subsidiary

The company advanced an interest bearing loan to Swift Trade Securities Inc. (formerly Penson Securities Inc.) on July 13, 2001 in the amount of $300,000. The loan is subordinated to the interest of all creditors of Swift Trade Securities Inc. and has no fixed term of repayment. Interest is payable annually at the rate of 4%.

7. INVESTMENT IN SHARES - subsidiary

The company purchased 100% control of Swift Trade Securities Inc. (formerly Penson Securities Inc.) on July 10, 2001. The price paid of $500,000 was equal to the fair value of the subsidiary's net identifiable assets at time of acquisition.

8. RELATED PARTY TRANSACTIONS

The company is related to the following corporations because they have common controlling shareholders:

- Swift Trade Securities Ltd.
- Swift Trade Securities Training Inc.
- Corbita Technologies Inc.
- Bimeris Investments Inc.
- High Motion Activities Inc.
- Bimeris 2000 Inc.
- 1481683 Ontario Ltd.
- Spektra Communications Corporation

Swift Trade Securities USA Inc. is the parent company of Swift Trade Securities Inc.

The company paid the following amounts to related corporations during the year:

- Swift Trade Securities Training Inc.	-	$ 21,000	fees for professional development.
- Swift Trade Securities Inc.	-	$ 5,061,964	reimbursement of expenses.

The company also received fees from Swift Trade Securities Inc., in the amount of $9,926,842.

The company advanced a loan to Swift Trade Securities Training Inc., in the amount of $48,000. This loan is non-interest bearing and is due on demand.

Swift Trade Securities Ltd. is committed to a lease on premises occupied by Swift Trade Securities USA Inc. and Swift Trade Securities Inc. The details of the lease are as follows:

<u>On 17,000 sq.ft.</u>

Term	- January 1, 2000 to December 31, 2005
Rental rate	- $ 9 per sq. ft. - Jan. 1, 2001 to Dec. 31, 2001
	- $10 per sq. ft. - Jan. 1, 2002 to Dec. 31, 2003
	- $11 per sq. ft. - Jan. 1, 2004 to Dec. 31, 2005

<u>On 8,500 sq.ft.</u>

Term	- April 1, 2001 to December 31, 2005
Rental rate	- $ 12.50 per sq. ft. - Apr. 1, 2001 to Sept.14, 2002
	- $13.50 per sq. ft. - Sept. 15, 2002 to Sept. 14, 2004
	- $14.00 per sq. ft. - Sept. 15, 2004 to Dec. 31, 2005

In addition to the rental rate, Swift Trade Securities Ltd. is responsible for realty taxes, insurance, maintenance and utilities. Swift Trade Securities Inc., agreed to pay gross rent to Swift Trade Securities Ltd., on a monthly basis at the rate of $63,033 plus GST starting October 1, 2001.

Management is of the opinion that these transactions were undertaken under the same terms and conditions as would be with non-related parties.

These related party transactions are recorded at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

9. REMUNERATION OF DIRECTORS AND SENIOR OFFICERS

Directors and Senior officers as defined in the Business Corporations Act (Ontario) repaid the company $227,957 in direct remuneration in the year ended September 30, 2002 . In the year ended September 30, 2001, the directors and senior officers were paid $1,004,514.

10. CONTINGENT LIABILITY

A former employee has sued the company for damages for wrongful dismissal and breach of contract in the amount of $500,000. The company recently filed a defense to this action. The company's solicitor has advised that it is too early to determine any possible outcome in this case, but in any event he feels that the plaintiff's claims are excessive. No compensation has been accrued in these financial statements.

11. CHANGE OF NAME

The company changed its name from Swift Trade Securities Inc. to Swift Trade Securities USA Inc. on July 10, 2001.